

Distribution Date                    May 28, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

| Principal Amount Class B (Notional Value) | Principal Payment | Fixed Rate | Accrual Days | Day Count | Fixed Interest Amount Due | Aggregate Interest Due and Unpaid | Total Distribution |
|---|---|---|---|---|---|---|---|
| $   40,000,000.00 | $   40,000,000.00 | 6.00000% | 103 | 30/360 | $   686,666.67 | $0.00 | $ 40,686,666.67 |
| $    1,782,000.00 | $            - | N/A | | N/A | $ 1,553,806.82 | $0.00 | $   1,553,806.82 |

The Trustee received     $     42,240,473.49   from the Exercise of the Warrant.

| Additional Information | |
|---|---|
| Trustee Fees | $                - |
| Expense Account Deposit | $                - |

| Underlying Security | Goldman Sachs Group Inc 6.345% Cap I |
|---|---|
| | February 15, 2034  Cusip 38143VAA7 |
| Payment Dates | February & August 15 or NBD |
| Current Principal Balance | $40,000,000.00 |
| Annual Coupon Rate (Fixed) | 6.34500% |
| Interest Payment Received | $                - |

|  | Original Ratings | | | | Current Ratings | | | |
|---|---|---|---|---|---|---|---|---|
| CUSIP | Moody's | S & P | | | Moody's | Date | S & P | Date |
| 38143VAA7 | A1 | A- | | | Baa3 | 21-Jun-12 | BB+ | 29-Nov-11 |
| 804111201 | A1 | A- | | | Baa3 | 22-Jun-12 | BB+ | 16-Dec-11 |
| 804111AA0 | A1 | A- | | | N/A | N/A | BB+ | 16-Dec-11 |

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.